As filed with the Securities and Exchange Commission on May 11, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of Registrant)

55, avenue Kléber

F-75116 Paris, France

(Address of Registrant)

Name and address of authorized representative in the United States

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, Delaware 19711

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

Krystian Czerniecki

Sullivan & Cromwell LLP

24, rue Jean Goujon

75008 Paris

France

Approximate date of commencement of proposed sale to public:

From time to time after this Registration Statement becomes effective as described herein.

The securities being registered are to be offered on a delayed or continuous basis pursuant to

Release No. 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Debt securities	$5,000,000,000		$5,000,000,000	$311,440

(1)	Title of each class to be determined from time to time.
(2)	Or, if any Debt securities listed above are sold at an original discount or denominated in a currency other than United States dollars, such different amount as shall result in net proceeds of not more than $5,000,000,000 to the registrant.
(3)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(4)	In accordance with Rule 457(p) of the Securities Act of 1933, as amended, the fee calculation excludes fees of $45,060 which are a portion of the fees previously paid in connection with the securities registered pursuant to Registration Statement No. 333-164460, initially filed with the Securities and Exchange Commission on January 21, 2010, of which $632,000,000 of securities were not sold into the United States.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page and numbered pages 1 through 28 relating to debt securities of Council of Europe Development Bank (“CEB”). A maximum principal amount of $5,000,000,000 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement. Of such aggregate principal offering amount, $4,368,000,000 is registered hereby and approximately $632 million was previously registered under the registrant’s registration statement No. 333-164460. As a result, the first $632 million aggregate principal amount of debt securities offered and sold pursuant to the prospectus contained herein shall be deemed to be the debt securities registered under Registration Statement No. 333-164460.

CEB may offer debt securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Upon any public offering or sale in the United States of such debt securities covered by the prospectus, one or more prospectus supplements and/or pricing supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The information in this prospectus is not complete and may be changed. The CEB may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PROSPECTUS DATED MAY 11, 2010

COUNCIL OF EUROPE DEVELOPMENT BANK

Debt Securities

The Council of Europe Development Bank from time to time may offer its debt securities denominated in U.S. dollars, in euro, or in other currencies to be determined at the time of sale. The maximum aggregate principal amount of securities that may be issued is $5,000,000,000, treating any offering of securities in a currency or currencies other than the U.S. dollar as the equivalent in U.S. dollars based on the applicable exchange rate at the date of issue.

The securities will be offered from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. The securities will be direct and unsecured obligations of the Council of Europe Development Bank.

The specific designation, aggregate principal amount and other terms in connection with the offering and sale of each issue of securities will be set forth in a prospectus supplement. You should read this prospectus and the prospectus supplement carefully.

Neither the Securities and Exchange Commission, any state securities commission nor any foreign governmental agency has approved or disapproved of these securities or determined whether this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the Council of Europe Development Bank (“the CEB” or “the Bank”) filed with the Securities and Exchange Commission (the “SEC”), under the U.S. Securities Act of 1933, as amended, utilizing a “shelf” registration process. Under this shelf registration process, the CEB may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $5,000,000,000 or the equivalent of this amount in foreign currencies.

This prospectus provides a general description of the securities the Bank may offer. Each time the CEB sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below before you purchase the Bank’s securities.

You should rely only on the information provided in this prospectus and in any prospectus supplement including the information incorporated by reference. The Bank has not authorized anyone to provide you with different or additional information. The CEB is not offering these securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus, or any prospectus supplement, is accurate at any date other than the date indicated on the cover page of those documents.

As used herein, the terms “euros” and the euro sign (€) refer to euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from those contained in any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities. The rules and regulations of the SEC allow the Bank to omit certain information included in the registration statement from this prospectus. The registration statement, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s (“SEC”) Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The CEB files annual reports and other information with the SEC, which are available to the public over the internet at http://www.sec.gov or may be read and copied at the SEC’s public reference room. The SEC allows the Bank to “incorporate by reference” the documents that the Bank files with the SEC, which means that the CEB can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that the CEB files with the SEC will automatically update and supersede this information, as well as the information included in this prospectus. We incorporate by reference the annual report on Form 18-K for the CEB for the fiscal year ended

December 31, 2009 and any future periodic reports and amendments filed with the SEC under the United States Securities Exchange Act of 1934, as amended, between the date of this prospectus and the termination of the offering of the securities. The Bank’s Form 18-K and amendments on Form 18-K/A contain or will contain, among other information, its most recently published annual report and financial statements, from time to time.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents incorporated by reference in this prospectus, by requesting them in writing or by telephone from the CEB at the following address and telephone number:

Council of Europe Development Bank

55, avenue Kléber

F-75116 Paris, France

+33 (0)1 47 55 55 00

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 euro being equal to 1.4406 U.S. dollars, which was the euro/USD reference rate as published by the European Central Bank (the “ECB”) on December 31, 2009.

As used herein, the terms “euros” and the euro sign (€) refer to euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states. The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. Currently, 40 European states are members of the Bank (the “Member States”). The Bank is solely responsible for its own indebtedness, and the securities offered hereby are not the obligation of, or otherwise guaranteed by, the Council of Europe or any Member State.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to include providing aid to victims of natural or ecological disasters and other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, social housing, employment in small and medium-sized enterprises, improving living conditions in urban and rural areas, protection of the environment, preservation of historic and cultural heritage, and infrastructure intended for administrative and judicial public services.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions.

The CEB funds its operations primarily through debt offerings in the international capital markets. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital.

The CEB is supervised by a Governing Board and an Administrative Council, each of which is composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

USE OF PROCEEDS

The net proceeds from the sale of the securities offered hereby will be used in the general operations of the CEB, including disbursements of loans heretofore or hereafter granted by the CEB. The Bank can make no representation as to the particular projects for which, or borrowers to which, such loans will be made or as to the Member States in which such projects will be located.

DEBT RECORD

Since the CEB’s inception, there have been no defaults by the CEB on payment of principal or of interest on any of its debt.

DESCRIPTION OF SECURITIES

The following is a brief description of the terms and conditions of the securities offered by the CEB and the fiscal agency agreement with respect thereto. The description does not purport to be complete and is qualified in its entirety by reference to the fiscal agency agreement and to the form of global note filed by the CEB with the SEC as exhibits to the registration statement of which this prospectus constitutes a part. For a complete description of the securities, you should read the exhibits referred to.

General

The securities may be issued in one or more series as may be authorized from time to time by the CEB. Reference is made to the applicable prospectus supplement for the following terms of securities offered thereby:

(i)	the designation;

(ii)	the aggregate principal amount and currency, any limit on such principal amount and authorized denominations;

(iii)	the percentage of their principal amount at which such securities will be issued;

(iv)	the maturity date;

(v)	the interest rate or method of determining the interest rate, if any;

(vi)	the interest payment dates, if any, and the dates from which interest accrues;

(vii)	any index, price or formula to be used for determining the amount of any payment of principal, premium or interest;

(viii)	any optional or mandatory redemption terms or purchase, repurchase or sinking fund provisions;

(ix)	whether such securities will be in bearer form, which may or may not be registrable as to principal, with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

(x)	the record date;

(xi)	the governing law of the securities;

(xii)	if the securities can be redenominated into euro at the option of the CEB; and

(xiii)	any other terms of the securities.

There will be a fiscal agent or agents for the CEB in connection with the securities whose duties will be governed by a fiscal agency agreement. The CEB may replace the fiscal agent and may appoint different fiscal agents for different series of securities. The identity of the fiscal agent for each series of securities will be set forth in the applicable prospectus supplement. The CEB may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent is the agent of the CEB, is not a trustee for the holders of the securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Any monies paid by the CEB to the fiscal agent or any paying agent identified in a prospectus supplement for the payment of the principal of (or premium, if any, on) or interest, respectively, on any securities that remain unclaimed at the end of ten years or five years, respectively, after such principal (or premium, if any) or interest shall have become due and payable (whether at maturity, upon call for redemption or otherwise) shall then be repaid to the CEB without undue delay. Upon such repayment all liability of the fiscal agent and any paying agent with respect to such monies shall cease. Any obligation the CEB may have to pay the principal of (or premium, if any, on) such securities shall terminate at the end of ten years after such principal or premium shall have become due and payable. Any obligation the CEB may have to pay any interest on such securities shall terminate at the end of five years after such interest shall have become due and payable.

Securities may be issued as discounted securities, which bear no interest or bear interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any discounted securities will be described in the related prospectus supplement.

Principal of, and premium, if any, on, and interest on the securities will be payable at such place or places and in such currency or currencies as are designated by the CEB and set forth in the applicable prospectus supplement. Interest on fully registered securities will be paid by wire transfer to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each such person’s address appearing on the register of securities.

Ranking

The securities shall rank pari passu without any preference among themselves and equally with all other unsecured unsubordinated indebtedness for borrowed money of the CEB represented by notes, bonds or other securities.

Negative Pledge

So long as any security remains outstanding the CEB undertakes that it will not create any mortgage, pledge or other charge upon, or with respect to, any of its present or future assets or revenues to secure any money borrowed represented by any unsubordinated notes, bonds or other securities which are quoted, listed or ordinarily dealt in on any stock exchange or other organized securities market, or any guarantee thereof, unless the CEB shall simultaneously therewith or prior thereto, take any and all action necessary to procure that all amounts payable under the securities offered hereby are secured equally and ratably with such other security, provided however, that the foregoing shall not apply to:

(i)	any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property;

(ii)	any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or

(iii)	any extension or renewal of the foregoing.

Default, Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the securities of a series then outstanding:

(i)	default is made in the payment in full of any principal or interest due on the securities of such series on the due date and such default continues for a period of thirty days; or

(ii)	the CEB fails to perform or observe any of its other obligations under any of the securities of such series and such failure continues for the period of ninety days next following the service by the relevant holder on the CEB and the fiscal agent of notice requiring the same to be remedied; or

(iii)	the CEB shall become insolvent or be liquidated under Article XV Section 3 of its Articles of Agreement or otherwise cease to exist.

If any event of default shall occur in relation to the securities of a series then outstanding, any holder of securities of such series may, by written notice to the CEB and the fiscal agent, declare the principal of and any accrued interest on the securities of such series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by the CEB, all events of default in respect of the securities of such series are cured. If all events of default are cured following receipt of the notice by the CEB, the declaration may be rescinded by such holder with respect to the previously accelerated securities upon delivery of written notice of the rescission to the CEB and the fiscal agent.

Redemption

Except as otherwise provided in the prospectus supplement, if the securities of a series provide for redemption at the election of the CEB, such redemption shall be upon not less than 20 days’ notice to the fiscal agent. In the event of redemption in part, the securities to be redeemed will be selected by lot by the fiscal agent. Notices to the holders of the securities will be given by delivery to the relevant securities clearing system(s) for communication by each of them to entitled participants. So long as the securities are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require.

Repurchase

The CEB may repurchase securities of a series at any time and price in the open market or otherwise. Securities repurchased by the CEB may, at CEB’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the fiscal agent for cancellation.

Amendments

Each and every holder of the securities of a series then outstanding must consent to any amendment of a provision of the securities of such series or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on the securities of such series;

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the securities of such series;

(3)	change the currency or place of payment of principal of or interest on the securities of such series; or

(4)	reduce the proportion of the principal amount of the securities of such series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the securities of such series.

The CEB may, however, with the written consent of the holders of 66 2/3% of the principal amount of the securities of a series then outstanding, or upon the affirmative vote in person or by proxy of 66 2/3% of the principal amount of the securities of such series at a meeting duly called and held, modify any of the other terms or provisions of the securities of such series or the fiscal agency agreement. Such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the securities of such series to be made, taken or given by holders of the securities of such series. Also, the CEB may, in agreement with the fiscal agent but without the vote or consent of the holders of the securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the securities of such series for the purpose of:

(1)	adding to the CEB’s covenants for the benefit of the holders of the securities;

(2)	surrendering any right or power conferred on the CEB;

(3)	securing the securities;

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the securities; or

(5)	for any purpose that the CEB and the fiscal agent may consider necessary or desirable that does not, in the sole opinion of the CEB, adversely affect the interests of the holders of the securities of such series in any material respect.

Governing Law, Jurisdiction and Consent to Service

The securities will be governed by, and interpreted in accordance with, the laws of the State of New York, or the law of any other jurisdiction as may be specified in a prospectus supplement, to the extent that the application of New York or such other law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of The Council of Europe adopted on March 6, 1959 (the “Third Protocol”) or from the Articles of Agreement of the CEB.

The CEB agrees not to claim and will waive (to the fullest extent permitted by applicable law and by the Third Protocol) irrevocably any immunity from jurisdiction or execution to which it or its property might otherwise be entitled in any action arising out of or based upon the securities of any series which may be duly instituted in any State or Federal court in The City and State of New York by a holder of a security of such series. The CEB will appoint CSC Corporation as its authorized agent upon which process may be served in any action arising out of or based upon the securities of any series which may be instituted in any State or Federal court in The City and State of New York by the holder of a security of such series and will accept the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable so long as any of the securities of any series remain outstanding unless and until the appointment of a successor fiscal agent as the CEB’s authorized agent and such successor’s acceptance of such appointment.

Notwithstanding the foregoing, the CEB’s waiver of immunity shall not extend to actions brought under the U.S. Federal securities laws, and the appointment of authorized agent and acceptance of jurisdiction shall not extend to actions brought under the U.S. Federal securities laws. If you bring an action against the CEB under U.S. Federal securities laws, unless the CEB waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against the CEB only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976, as amended, precludes the assertion of sovereign immunity by the CEB.

With respect to execution, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts in connection with its commercial activities. However, the property and assets of the CEB, wheresoever located and by whomsoever held, shall be immune from all forms of seizure, attachment or execution before the delivery against the CEB of an enforceable judgment which can no longer be disputed by common remedies at law.

UNDERWRITING

The CEB may sell securities in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to securities will set forth the terms of the offering of such securities, including the name or names of any underwriters, dealers or agents, the price of such securities and the net proceeds to the CEB from such sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. The obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be sold directly by the CEB to one or more institutional purchasers, or through agents designated by the CEB from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by the CEB to such agent will be set forth, in the applicable prospectus supplement. Any such agent will be acting on a best efforts basis for the period of its appointment.

The CEB may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from the CEB at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with the CEB to indemnification by the CEB against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the CEB in the ordinary course of business.

GLOBAL CLEARANCE AND SETTLEMENT

The securities will be issued in the form of one or more fully registered global certificates, registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”), and/or any other form as identified in the applicable prospectus supplement (each a “Global Security”). The Global Securities will be deposited, until all obligations of the CEB under the securities are satisfied, with a custodian for DTC and/or any other depositary or depositaries identified in the applicable prospectus supplement (each a “Depositary”), which may include Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”). Beneficial interests in the Global Securities will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear, Clearstream, Luxembourg and/or any other relevant securities clearing systems.

The CEB anticipates that the following provisions will apply to depositary arrangements:

Upon the issuance of a Global Security, the CEB expects that the applicable Depositary, or its nominee, will credit on its book-entry registration and transfer system the respective principal amounts of the securities represented by such Global Security to the accounts of persons that have accounts with such Depositary or its nominee (“participants”). The accounts to be credited shall be designated by the underwriters or agents with respect to such securities or by the CEB if such securities are offered and sold directly by the CEB. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Except as provided below, the securities will not be held in definitive form. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and on the records of direct or indirect participants (with respect to interests of persons other than participants). Owners of beneficial interests in a Global Security (other than participants) will not receive written confirmation from the applicable Depositary of their purchases. Each beneficial owner is entitled to receive, upon request, written confirmation providing details of the transaction as well as periodic statements of its holdings from the Depositary (if such beneficial owner is a participant) or from the participant through which such beneficial owner entered into the transaction (if such beneficial owner is not a participant). The laws in some states of the United States require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

Any payment of principal or interest due on any securities on any interest payment date or at maturity will be made available by the CEB to the fiscal agent or any paying agent on or before such date. On the respective payment date, the fiscal agent and/or any paying agent will make such payments to the Depositary or its nominee, as the case may be, in accordance with arrangements between the fiscal agent and/or any paying agent and such Depositary or its nominee. Such Depositary or its nominee, upon receipt of any payment of principal or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. Payments by direct or indirect participants to owners of beneficial interests in such Global Security held through such direct or indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the CEB nor the fiscal agent nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

So long as a Depositary, or its nominee, is the registered owner or holder, as the case may be, of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the securities represented by such Global Security for all purposes of the securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the securities represented by such

Global Security registered in their names and will not receive or be entitled to receive physical delivery of definitive securities in bearer form. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the applicable Depositary, or its nominee, and, if such person is not a participant, on the procedures of such direct or indirect participant through which such person owns its interest, to exercise any rights of a holder of securities.

Except as otherwise set forth in the applicable prospectus supplement, a Global Security may not be transferred without the prior written consent of the CEB and except as a whole by the applicable Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or any other nominee of such Depositary, or by such Depositary or any such nominee to another Depositary for such securities or its nominee or to a successor of the Depositary or a nominee of such successor. Securities represented by a Global Security that are deposited with Depositary located in the United States are exchangeable for certificated securities in definitive form (“Certificated Securities”) of like tenor as such securities:

(i)	if the related Depositary notifies the CEB that it is unwilling or unable to continue as Depositary for such Global Security or if at any time such Depositary ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, at a time when it is required to be so registered and notifies the CEB thereof, and, in either case, a replacement Depositary is not appointed within five business days of receipt by the CEB of a notice to either effect,

(ii)	if the CEB in its discretion at any time determines not to have all of the applicable securities represented by such Global Security, or

(iii)	in such other events as may be specified in a prospectus supplement.

Any security that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Securities registered in such names as the applicable Depositary shall direct. Certificated Securities may be presented for registration of transfer or exchange at the office of the fiscal agent in such place as is specified in a prospectus supplement. Subject to the foregoing or as otherwise provided herein or in a prospectus supplement, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same tenor and amount to be registered in the name of the Depositary or its nominee.

The Depository Trust Company. DTC has informed the CEB that: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that direct DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among direct DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct DTC participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of the The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Euroclear and Clearstream, Luxembourg. Euroclear and Clearstream, Luxembourg have informed the CEB that: Euroclear and Clearstream, Luxembourg each hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movements of securities certificates. Euroclear and Clearstream, Luxembourg provide various services to their participants including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Euroclear and Clearstream, Luxembourg participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Euroclear or Clearstream, Luxembourg.

The following arrangements will apply to the securities:

Initial settlement for the securities will be made in immediately available funds in the currency in which the securities are denominated (i.e., for value on the date of delivery of the securities). Certain underwriters are prepared to arrange for currency conversions, if necessary, to enable certain investors to make payments in another currency than the currency in which the securities are denominated (see “Currency Conversions and Foreign Exchange Risks” below).

Investors electing to hold the securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC.

Investors electing to hold the securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds.

Beneficial interests in the Global Securities will be represented, and transfers of such beneficial interests will be effected, through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear or Clearstream, Luxembourg. Investors may elect to hold interests in the securities through any of DTC, Euroclear or Clearstream, Luxembourg if they are participants of such systems, or indirectly through organizations which are participants in such systems.

All securities will be recorded in a register maintained by the fiscal agent. The fiscal agent will be responsible for (i) maintaining a record of the aggregate holdings of all outstanding securities; (ii) ensuring that payments of principal and interest in respect of the securities received by the fiscal agent from the CEB are duly credited to the holders of the securities; and (iii) transmitting to the CEB any notices from the holders of the securities.

Trading between Euroclear and/or Clearstream, Luxembourg Accountholders. Secondary market sales of book-entry interests in the securities held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the securities through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds.

Trading between DTC Participants. Secondary market sales of book-entry interests in the securities between DTC participants will occur in the ordinary way in accordance with DTC rules.

Trading between DTC Participants and Euroclear/Clearstream, Luxembourg Accountholders. Secondary market sales of book-entry interests in the securities between DTC participants on one hand and Euroclear/Clearstream, Luxembourg accountholders on the other will be conducted in accordance with the rules and procedures established for such sales by DTC, Euroclear and Clearstream, Luxembourg, as applicable, and will be settled using the procedures established for such sales by DTC, Euroclear and Clearstream, Luxembourg, as applicable.

Although the foregoing sets out the procedures of Euroclear, Clearstream, Luxembourg and DTC in order to facilitate the transfers of interests in the securities among participants of DTC, Clearstream, Luxembourg and Euroclear, none of Euroclear, Clearstream, Luxembourg or DTC is under any obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. None of the CEB, any agent or manager or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the U.S. Securities Act of 1933, as amended, will have any responsibility for the performance by DTC, Euroclear, Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described above.

CURRENCY CONVERSIONS AND FOREIGN EXCHANGE RISKS

Currency Conversions

Initial purchasers are required to make payments in the currency in which the securities are denominated. The CEB, through underwriters or dealers, may arrange for currency conversions to enable certain investors to make payments in another currency other than the currency in which the securities are denominated. Each such conversion will be made by such underwriter or dealer on such terms and subject to such conditions, limitations and charges as such underwriter or dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable laws and regulations.

Non-U.S. Dollars

Investors who hold beneficial interests in the securities, directly or indirectly, through DTC will be paid in U.S. dollars converted from such payments in the currency in which the securities are denominated by the fiscal agent, unless a registered holder, on behalf of any such owner of beneficial interests, elects to receive payments in the currency in which the securities are denominated outside DTC. All costs of conversion, if any, will be borne by holders of beneficial interests in the Global Security receiving U.S. dollar payments by deduction from those payments. The U.S. dollar amount of any payment of principal or interest to be received by such a registered holder not electing to receive payments in the currency in which the securities are denominated, as the case may be, will be based on the fiscal agent’s bid quotation. The date and the time on which the fiscal agent’s bid quotation is determined may be specified in the prospectus supplement with respect to those securities. If this bid quotation is not available, all such payments will be made in the currency in which the securities are denominated outside DTC. As long as securities continue to be represented by the Global Security, the currency in which the securities are denominated converted into U.S. dollars will be paid to Cede & Co. for payment to participants in DTC (each a “DTC Participant”) in accordance with customary procedures established from time to time by DTC.

An owner of a beneficial interest in the Global Security may receive payment in respect of principal or interest of the securities in the currency in which the securities are denominated, by notifying the DTC Participant through which its beneficial interest in the Global Security is held on or prior to the record date of (i) such investor’s election to receive such payment in the currency in which the securities are denominated and (ii) wire transfer instructions to an account entitled to receive the relevant payment. The DTC Participant must notify DTC of such election and wire transfer instructions within the applicable time frame set by DTC which the DTC Participant must make itself knowledgeable of as it may change from time to time. DTC will notify the fiscal agent of such election and wire transfer instructions prior to the payment of principal or interest. If complete instructions are received by the DTC Participant and forwarded by the DTC Participant to DTC and by DTC to the fiscal agent within the applicable time frame set by DTC, the investor will receive payment in the currency in which the securities are denominated, outside DTC; otherwise only U.S. dollar payments will be made by the fiscal agent to holders of beneficial interests in the Global Security. All costs of such payment by wire transfer will be borne by registered holders receiving such payments by deduction from such payments.

Investors may be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. For further information as to such consequences, see “Foreign Exchange Risks” below.

Foreign Exchange Risks

An investment in securities offered from time to time denominated and payable in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities or maintains its accounts (the “home currency”) may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the currency in which the securities are denominated (if different than the home currency). Such risks generally depend on events over which the CEB has no control, such as economic and political events and the supply of and demand for the currency in which the securities are denominated and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the securities. For additional information regarding exchange rates, see the Notes to the Financial Statements in Exhibit 2 to the CEB’s Annual Reports on Form 18-K filed with the SEC. Depreciation of the currency in which the securities are denominated (if different than the home currency) against the relevant home currency could result in a decrease in the effective yield of such securities below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

UNITED STATES TAXATION

This section describes the material United States federal income tax consequences of owning the securities offered by the CEB. It is the opinion of Sullivan & Cromwell LLP, counsel to the CEB. It applies to you only if you acquire securities in the offering and you hold your securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the securities.

Please consult your own tax advisor concerning the consequences of owning these securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “—United States Alien Holders” below.

Payments of Interest

Except as described below in the case of interest on a discount security that is not qualified stated interest, each as defined below under “—Original Issue Discount—General”, you will be taxed on any interest on your security, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by the CEB on the securities and original issue discount, if any, accrued with respect to the securities (as described below under “Original Issue Discount”) is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest and original issue discount will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a security, other than a short-term security with a term of one year or less, it will be treated as a discount security issued at an original issue discount (“OID”) if the amount by which the security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a security’s issue price will be the first price at which a substantial amount of securities included in the issue of which the security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A security’s stated redemption price at maturity is the total of all payments provided by the security that are not payments of qualified stated interest. Generally, an interest payment on a security is qualified stated interest if it is one of a series of stated interest payments on a security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the security. There are special rules for variable rate securities that are discussed under “—Variable Rate Securities”.

In general, your security is not a discount security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of  1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the security, unless you make the election described below under “—Election to Treat All Interest as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

divided by:

•	the stated principal amount of the security.

Generally, if your discount security matures more than one year from its date of issue, you must include OID in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount security for each day during the taxable year or portion of the taxable year that you hold your discount security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount security and you may vary the length of each accrual period over the term of your discount security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount security must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount security’s adjusted issue price at the beginning of the accrual period by your security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your security allocable to the accrual period.

You must determine the discount security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount security’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount security that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your security, other than any payment of qualified stated interest, and

•	your security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your security after the purchase date but is greater than the amount of your security’s adjusted issue price, as determined above under “—General”, the excess is acquisition premium. If you do not make the election described below under “—Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the security immediately after purchase over the adjusted issue price of the security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the security after the purchase date over the security’s adjusted issue price.

Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your security is to be made within one year of your security’s issue date, and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your security.

Securities Subject to Contingencies Including Optional Redemption. Your security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your security by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

Notwithstanding the general rules for determining yield and maturity, if your security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the security under an alternative payment schedule or schedules, then:

•	in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your security and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your security.

If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your security for the purposes of those calculations by using any date on which your security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your security as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules, then, except to the extent that a portion of your security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your security by treating your security as having been retired and reissued on the date of the change in circumstances for an amount equal to your security’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your security using the constant-yield method described above under “—General”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “—Securities Purchased at a Premium,” or acquisition premium.

If you make this election for your security, then, when you apply the constant-yield method:

•	the issue price of your security will equal your cost,

•	the issue date of your security will be the date you acquired it, and

•	no payments on your security will be treated as payments of qualified stated interest.

Generally, this election will apply only to the security for which you make it; however, if the security has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount security, you will be treated as having made the election discussed below under “—Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a security or the deemed elections with respect to amortizable bond premium or market discount securities without the consent of the Internal Revenue Service.

Variable Rate Securities. Your security will be a variable rate security if:

•	your security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

•	.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

•	15 percent of the total noncontingent principal payments; and

•	your security provides for stated interest, compounded or paid at least annually, only at:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

Your security will have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your security is denominated; or

•	the rate is equal to such a rate multiplied by either:

•	a fixed multiple that is greater than 0.65 but not more than 1.35 or

•	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and

•

the value of the rate on any date during the term of your security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

If your security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the security, the qualified floating rates together constitute a single qualified floating rate.

Your security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the security or are not reasonably expected to significantly affect the yield on the security.

Your security will have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate,

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

•

the value of the rate on any date during the term of your security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your security’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your security will also have a single qualified floating rate or an objective rate if interest on your security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the security that do not differ by more than 0.25 percentage points or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

Commercial paper rate securities, prime rate securities, LIBOR securities, treasury rate securities, CD rate securities, and federal funds rate securities generally will be treated as variable rate securities under these rules.

In general, if your variable rate security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your security.

If your variable rate security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your security by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate security,

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your security.

If your variable rate security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate security will be treated, for purposes of the first three steps of the determination, as if your security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Securities. In general, if you are an individual or other cash basis United States holder of a short-term security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term security will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term securities, you will be required to defer deductions for interest on borrowings allocable to your short-term securities in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term security, including stated interest, in your short-term security’s stated redemption price at maturity.

Foreign Currency Discount Securities. If your discount security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “—United States Holders—Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your security.

Market Discount

You will be treated as if you purchased your security, other than a short-term security, at a market discount, and your security will be a market discount security if:

•	you purchase your security for less than its issue price as determined above under “Original Issue Discount—General” and

•

the difference between the security’s stated redemption price at maturity or, in the case of a discount security, the security’s revised issue price, and the price you paid for your security is equal to or greater than 1/4 of 1 percent of your security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the security’s maturity. To determine the revised issue price of your security for these purposes, you generally add any OID that has accrued on your security to its issue price.

If your security’s stated redemption price at maturity or, in the case of a discount security, its revised issue price, exceeds the price you paid for the security by less than 1/4 of 1 percent multiplied by the number of complete years to the security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount security as ordinary income to the extent of the accrued market discount on your security. Alternatively, you may elect to include market discount in income currently over the life of your security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount security and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your security in an amount not exceeding the accrued market discount on your security until the maturity or disposition of your security.

You will accrue market discount on your market discount security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the security with respect to which it is made and you may not revoke it.

Securities Purchased at a Premium

If you purchase your security for an amount in excess of the sum of all amounts payable on the security after the purchase date (other than payments of qualified stated interest), you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your security by the amount of amortizable bond premium allocable to that year, based on your security’s yield to maturity. If your security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Original Issue Discount—Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Securities

Your tax basis in your security will generally be the U.S. dollar cost, as defined below, of your security, adjusted by:

•	adding any OID or market discount, and de minimis original issue discount previously included in income with respect to your security, and then

•

subtracting any payments on your security that are not qualified stated interest payments (except for payments in respect of de minimis market discount) and any amortizable bond premium applied to reduce interest on your security.

If you purchase your security with foreign currency, the U.S. dollar cost of your security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your security. If your security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the security is disposed of or retired, except that in the case of a security that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your security, except to the extent:

•	described above under “—Original Issue Discount—Short-Term Securities” or “—Market Discount”,

•	attributable to accrued but unpaid interest,

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your security or on the sale or retirement of your security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency, on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the securities.

Indexed Securities and Renewable, Extendible and Amortizing Securities

The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to securities the payments on which are determined by reference to any index and other securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate securities and with respect to any renewable and extendible securities and with respect to any securities providing for the periodic payment of principal over the life of the security.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a security, interest on a security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Securities. If you are a United States alien holder of a security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions are met.

For purposes of the United States federal estate tax, the securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the securities are denominated in a foreign currency, a United States holder (or a United States alien holder that holds the securities in connection with a U.S. trade or business) that recognizes a loss with respect to the securities that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of securities.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by the CEB or another non-United States payor and

•

other payments of principal and interest and the payment of the proceeds from the sale of a security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

VALIDITY OF THE SECURITIES

The validity of the securities will be passed upon on behalf of CEB by Sullivan & Cromwell LLP, Paris, France, and for any underwriters by Cleary Gottlieb Steen and Hamilton LLP, Paris, France, or by such other counsel as may be named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters may rely as to certain matters on the opinion of the CEB’s General Counsel.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of the CEB in the United States of America is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

EXPERTS

The financial statements of the CEB for the year ended December 31, 2009, including the balance sheets, the profit and loss accounts, the statements of changes in equity, the cash flow statements and notes comprising a summary of significant accounting policies and other explanatory notes, included in the CEB’s Annual Report on Form 18-K and incorporated by reference herein, have been audited by Deloitte & Associés, Paris, an independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference, and are included in reliance upon their report given on the authority of this firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST CEB

The headquarters of CEB’s operational services are located in France and the Governor of the CEB and the members of its Governing Board, Administrative Council, Executive Committee and Auditing Board as well as the experts referred to in this prospectus, are in most or all cases non-residents of the United States, and all or a substantial portion of the assets of the CEB and of such other persons may be located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over these persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of U.S. courts against such persons, including judgments predicated upon civil liabilities under U.S. securities laws. There may be doubt as to the enforceability in courts outside the United States in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in such courts of judgments of U.S. courts, including judgments imposing liabilities predicated upon U.S. securities laws. Such enforceability would also be subject to the Articles and the Protocol, which allow the CEB to apply national law as long as the CEB expressly agrees to such application and such law does not derogate from the Articles or the Protocol. As a result, if the application of New York law under the terms of the securities were to derogate from the Articles or the Protocol, then the Articles or the Protocol would prevail (although the CEB does not believe that this would affect the ability of a holder of a security to make a claim in the event that any payment is not made under the securities). In addition, the Articles and the Protocol grant the Bank certain privileges and immunities, including with respect to its assets and property, that may render enforcement of judgments of U.S. courts difficult or impossible.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of this date.

Council of Europe Development Bank

Debt securities

PART II

(Required by items (11), (13) and (14) of Schedule B

of the Securities Act of 1933.)

I.	The issuer hereby agrees to furnish a copy of the opinion of the CEB in respect of the legality of the securities.

II.	The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	$311,440
Printing expenses	$17,400
Fiscal agent fees and expenses	$6,000
Legal fees and expenses	$520,000
Auditor’s fees and expenses	$242,000
Total	$1,097,000

UNDERTAKINGS

The registrant hereby undertakes as follows:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the registrant shall not be required to file a post-effective amendment otherwise required by clause (i), (ii) or (iii) if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 that is part of this registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report on Form 18-K under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv)	any other communication that is an offer in the offering made by the registrant to the purchaser.

CONTENTS

This registration statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the prospectus.

(3)	Part II consisting of pages numbered II-1; and.

(4)	The following exhibits:

A.	Articles of Agreement, adopted on April 16, 1956 and restated in June 1993, as amended.

B.	Third Protocol dated March 6, 1959 to the General Agreement on Privileges and Immunities of the Council of Europe of September 2, 1949.

C.	Opinion of the CEB with respect to the validity of the securities.

D.	Form of Fiscal Agency Agreement, including form of security.

E.	Form of Underwriting Agreement.

F.	Tax opinion of Sullivan & Cromwell LLP.

G.	Consent of Sullivan & Cromwell LLP.

H.	Consent of Deloitte & Associés.

SIGNATURES

Of the Issuer:

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized in the City of Paris on May 11, 2010.

By:	/s/ RAPHAËL ALOMAR
Name:	Raphaël Alomar
Title:	Governor Council of Europe Development Bank

Of the Duly Authorized Representative in the United States:

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representatives in the United States of the Council of Europe Development Bank, has signed this Registration Statement in the City of Newark, Delaware on May 11, 2010.

By:	/s/ MR. DONALD J. PUGLISI
Name:	Mr. Donald J. Puglisi
Title:	Managing Director Authorized Representative

EXHIBIT INDEX

Exhibits	Description

A.	Articles of Agreement, adopted by Resolution 56 (9) of the Committee of Ministers of the Council of Europe on April 16, 1956 and restated in June 1993, as amended.

B.	Third Protocol dated March 6, 1959 to the General Agreement on Privileges and Immunities of the Council of Europe of September 2, 1949.

C.	Opinion of the CEB with respect to the validity of the securities.

D.	Form of Fiscal Agency Agreement, including form of security.

E.	Form of Underwriting Agreement.

F.	Tax opinion of Sullivan & Cromwell LLP.

G.	Consent of Sullivan & Cromwell LLP.

H.	Consent of Deloitte & Associés.